Exhibit 99.4

February 12, 2004

Dear Shareholder:

        A special meeting of shareholders of Millennium Bank will be held at 10 a.m. local time, on Wednesday, March 24, 2004 at the Desmond Great Valley Hotel and Conference Center, 1 Liberty Boulevard, Malvern, Pennsylvania.

        At the special meeting, you will consider and vote upon the Agreement and Plan of Merger, dated as of October 15, 2003, as amended, among Millennium, Harleysville National Corporation and Harleysville National Bank and Trust Company, providing for the merger of Millennium with and into Harleysville National Bank and Trust Company. The enclosed document provides you with detailed information about the proposed merger.

        In the merger transaction, you may elect to receive for each share of Millennium common stock you own either $16.00 in cash or 0.6256 shares of Harleysville National Corporation common stock. You may elect to receive all cash, all Harleysville common stock or a combination of cash and Harleysville common stock for your shares of Millennium common stock, subject to the limitations described in the next paragraph.

        In general, elections will be limited by the requirement that 60% of the shares of outstanding Millennium common stock be exchanged for Harleysville common stock and 40% of the shares of outstanding Millennium common stock be exchanged for cash. Therefore, the actual allocation of cash and shares of Harleysville common stock you receive will depend on the elections of other Millennium shareholders and may be different from what you elect. The federal income tax consequences of the transaction to you will depend on the value and character of the consideration you receive in exchange for your shares of Millennium common stock.

        We cannot complete the transaction unless the holders of two-thirds of the outstanding shares of Millennium common stock vote to approve the merger agreement. The board of directors of Millennium unanimously approved the merger transaction and recommends that you vote "FOR" the merger transaction. All shareholders of Millennium are invited to attend the special meeting in person. However, whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to ensure that your shares will be voted.

        I look forward to seeing you at the meeting, if you are able to attend.

Very truly yours,

David E. Sparks Chairman and Chief Executive Officer